March 22, 2013

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation

Amendment No. 13 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 13 to the Registration Statement on Form S-1 filed on April 13, 2012 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated May 10, 2012 to Michael C. Arnold, Chief Executive Officer and President of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 14 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

General

1.	Comment: Please revise to disclose the names of the lead underwriters in your next amendment.

Response: The Company will revise the Registration Statement in the next amendment thereto to disclose the names of the lead underwriters where applicable.

Prospectus Summary, page 1

Our Company, page 1

2.	Comment: Refer to the second sentence. It is unclear to us what is meant by your belief that your presence in China “is the largest of any North American metal service center.” Please revise for clarity. Similarly revise at page 4 under “China” and page 59 under “China.”

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

Response: The Company has revised the Registration Statement on pages 1 and 57 to comply with the Staff’s comment by deleting the sentence relating to the Company’s belief that its presence in China is the largest of any North American metal service center.

3.	Comment: Please revise to disclose here that, because Platinum will control more than 50% of the voting power of the common stock after this offering, you will be considered a controlled company for purposes of the NYSE listing requirements. In addition, please provide a brief summary of the effect such status could have on investors.

Response: The Company has revised the Registration Statement on page 2 to comply with the Staff’s comment.

4.	Comment: We note your disclosure on page 1 that you believe that you are one of the largest processors and distributors of metals in North America. Please balance this statement by disclosing, if true, that the metal service center industry is highly fragmented and that the largest companies account for only a small percentage of total market share.

Response: The Company has revised the Registration Statement on pages 1 and 57 to comply with the Staff’s comment.

5.	Comment: It appears as though you may have closed one of your facilities in China. If this is true, please revise to disclose here so as to balance your disclosure on page 1 regarding your “established and growing presence in China.”

Response: The Company acknowledges the Staff’s comment but respectfully submits that it continues to believe it has an established and growing presence in China. While the Company did close a service and processing center in Wuhan, China, it did so because the Company did not believe the market in Wuhan was significant enough to the Company’s operations to warrant continued service in that region. The Company’s operations in Shanghai are servicing the region and believes that the closing of the Wuhan facility did not have a material effect on the Company.

Established and Growing Presence in International Markets, page 4

6.	Comment: Please revise to clarify what is meant by you have “leveraged [y]our leadership.”

Response: The Company has revised the Registration Statement on pages 6 and 60 to comply with the Staff’s comment.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

Diverse Customer Base, and End Markets, page 4

7.	Comment: We note your disclosure that you continue to expand your customer base and have added over 4,000 net new customers since December 31, 2009. Please also disclose the number of new customers you have added during the last fiscal year.

Response: The Company has revised the Registration Statement on pages 7 and 60 to delete the sentence relating to expansion of the Company’s customer base since December 31, 2009.

Strong Relationships with Suppliers, page 5

8.	Comment: Please revise to state the last sentence in the second to last paragraph on page 5 as a belief.

Response: The Company has revised the Registration Statement on pages 7 and 61 to comply with the Staff’s comment.

Transformed Decentralized Operating Model, page 6

9.	Comment: Please provide the basis for you belief that you “have a favorable cost structure compared to many of [your] peers.”

Response: The Company’s belief that Ryerson has a favorable cost structure compared to many of its peers is based on a metric of operating expenses less depreciation and amortization expense as a percentage of sales. The Company’s analysis was based on a review of its public company peer group using publicly available data regarding six of its publicly traded competitors. Ryerson’s expenses as a percentage of sales were the lowest or the second lowest of the peer group for the last eight consecutive quarters. On average, Ryerson’s expenses were lower by over 500 basis points compared to the peer group for the last eight quarters.

Pursue Profitable Growth, page 6

10.	Comment: Please revise to balance your disclosure to clarify that there is no guarantee that you will be able to expand.

Response: The Company has revised the Registration Statement on pages 8 and 62 to comply with the Staff’s comment.

Our Strategy, page 6

11.	Comment: Please revise to balance the disclosure regarding accelerating your growth, given your recent net losses.

Response: The Company has revised the Registration Statement on pages 7 and 61 to comply with the Staff’s comment.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

Expand Margins, page 7

12.	Comment: Please revise to clarify what you mean on page 6 by “[s]ales to these businesses are typically transactional in nature” and “large volume program buyers.”

Response: The Company has revised the Registration Statement on pages 8 and 62 to comply with the Staff’s comment.

Recent Developments, page 8

13.	Comment: We note the disclosure regarding the concurrent New Notes offering and that it is not being registered under the Securities Act of 1933. Please provide us an analysis of the exemption from registration you are anticipating relying upon. In your response, please also provide your analysis as to why this registration statement should not be considered as being used as a general solicitation for that private offering. Refer generally to Compliance and Disclosure Interpretations, Question 139.25 under Securities Act Sections.

Response: The Company respectfully advises the Staff that the above referenced notes offering (the “Notes Offering”) was consummated in October 2012, and, as a result, will not take place concurrently with the initial public offering. The Company respectfully submits that the Registration Statement should not be deemed to constitute an improper “general solicitation” in connection with the Notes Offering.

In Securities Act Release No. 33-8828 (“Release 33-8828”) and in the Commission’s Compliance and Disclosure Interpretation 139.25 (the “CDI”), the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. In Release 33-8828, the Commission noted that “the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” The Commission further stated that “companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement…[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.” See Release 33-8828, pages 55-56.

The Commission subsequently confirmed the interpretive guidance provided in Release 33-8828 in the CDI when it noted that there can be a side-by-side private offering under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor with a registered public offering and that a registration statement would not serve as a general solicitation for a private offering if investors became interested through some means other than the registration statement.

The Company respectfully advises the Staff that the Notes Offering was conducted (i) pursuant to a 144A offering process in which the notes offered in such Notes Offering were offered and sold only to “qualified institutional buyers” within the meaning of Rule 144A promulgated under the Securities Act or (ii) in reliance on Regulation S, pursuant to which the notes offered in such Notes Offering were offered and sold only to non-U.S. persons outside the United States, and in each case, the Company did not solicit interest in the private placement through the use of the Registration Statement. As noted in Release 33-8828, one of the key elements of the analysis of whether an offering may be exempt from the registration requirements of the Securities Act is a determination that investors in a private placement are not solicited in a manner that uses the public offering process and the prospectus for such public offering as a general solicitation. The Company solicited qualified institutional buyers and any non-U.S. persons under Regulation S only in a separate marketing process using a customary offering memorandum and solicitation process involving direct contact with the Company and its agents. In the case of a 144A notes offering like the Notes Offering, the target investors of the notes are within a specific market for that type of security. In accordance with the guidance in Release 33-8828 and the CDI, potential investors in the Notes Offering were not identified or contacted as a result of, or in connection with, the registration statement being on file, and the Company neither received nor accepted any offers from any purchasers that independently contacted the Company as a result of reviewing the Registration Statement.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

In addition, pursuant to the proposed rules (the “Proposed Rules”) in Securities Act Release 33-9354 (“Release 33-9354”), which Proposed Rules have been approved by the Commission but not yet finalized, companies will be allowed to offer securities being sold pursuant to Rule 144A using a general solicitation so long as the purchasers of the securities sold pursuant to Rule 144A are QIBs, or are reasonably believed to be QIBs by the seller of such securities or any person acting on its behalf. Consequently, assuming adoption of the Proposed Rules, even if the Registration Statement was deemed to be a general solicitation, the notes that were sold in the Notes Offering pursuant to Rule 144A were sold to QIBs and therefore, the actions of the Company were in accordance with the Proposed Rules in Release 33-9354.

The Company respectfully submits that, under these facts, consistent with the Commission’s guidance in Release 33-8828 and the CDI, the Registration Statement was not used as a general solicitation for the Notes Offering and the Company was permitted to conduct the Notes Offering while the Registration Statement was pending or otherwise on file.

14.	Comment: Please revise to disclose here that you intend to enter into a registration rights agreement, pursuant to which you will agree to file with the SEC a registration statement with respect to an offer to exchange each of the New Notes for a new issue of debt securities registered under the Securities Act and to consummate an exchange offer by a date to be agreed upon with the initial purchaser of the New Notes.

Response: The Company respectfully advises the Staff that the above referenced notes offering was consummated in October 2012 and, as a result, will not take place concurrently with the initial public offering. In connection with the consummation of such notes offering, the Company entered into certain registration rights agreements and has included disclosure with respect to such registration rights agreements on pages 48, 102, 104 and F-22 of the Registration Statement.

Risk Factors, page 17

The metal distribution business is very competitive and increased competition could, page 18

15.	Comment: Given your recent net losses, please revise the risk factor subheading to remove the reference to “net income.”

Response: The Company has revised the Registration Statement on page 18 to remove the reference to “net income.”

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

We could incur substantial costs related to environmental, health and safety laws, page 23

16.	Comment: Please revise to disclose here that, in October 2011, the United States Environmental Protection Agency named you as one of the businesses that may be responsible for the Portland Harbor Superfund Site or tell us why this is not necessary.

Response: The Company has revised the Registration Statement on pages 24, 73, 74 and F-31 to comply with the Staff’s comment.

Use of Proceeds, page 31

17.	Comment: Please include disclosure here that you used the proceeds from the issuance of the Ryerson Holding Notes in January 2010, in part, to pay a cash dividend to your stockholders.

Response: The Company respectfully advises the Staff that the Ryerson Holding Notes were redeemed in October 2012, and as such, the proceeds from this offering will not be used to redeem the Ryerson Holding Notes.

18.	Comment: Please confirm that you will discuss the order of priority of such listed use of proceeds, if necessary. Refer to Instruction 1 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully submits that if a listed use of proceeds is included on a subsequent amendment to the Registration Statement, the Company will discuss the order of priority of such listed use of proceeds, if necessary.

Management’s Discussion & Analysis, page 39

Comparison of the Year Ended December 31, 2010 with the year ended December 31, 2011, page 41

Cost of Materials Sold, page 41

19.	Comment: Please expand your discussion of cost of materials sold to quantify and discuss each significant cost components that contributed to the increase in costs of sales in 2011. For example, you disclose that the increase in cost of materials sold in 2011 compared to 2010 was due to the increase in tons sold resulting from the improvement in the economy along with increases in mill prices, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise accordingly.

Response: The Company has revised the Registration Statement on page 43 to quantify and discuss the significant components of the increase in cost of materials sold in 2011 to comply with the Staff’s comment.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

Liquidity and Capital Resources, page 45

20.	Comment: We note your disclosure on page 8 that concurrent with this offering, Ryerson, Inc, your wholly owned subsidiary will be issuing senior secured notes (New Notes) in an amount not yet determined. We further note that the proceeds from these New Notes will be used to repay certain amounts of existing debt. Please revise the Liquidity section of MD&A to include disclosure of the nature and terms of the New Notes including any restrictive covenants.

Response: The Company respectfully advises the Staff that the above referenced notes offering was consummated in October 2012 and, as a result, will not take place concurrently with the initial public offering. The Company has revised the Registration Statement on page 47 to include disclosure of the nature and terms of the notes issued in such notes offering.

Table of Contractual Obligations, page 51

21.	Comment: In light of the fact that concurrent with this offering you will incur additional debt and repay certain portions of your existing debt, we believe it would be beneficial to provide a pro forma table of contractual obligations which would disclose your debt and obligations immediately after this stock offering and issuance of New Notes. Your pro forma table of contractual obligations should also include the increase in the Ryerson Credit Facility that will occur in order to pay the Platinum termination fee. Please revise accordingly.

Response: The Company respectfully advises the Staff that the above referenced notes issuance was consummated in October 2012 and, as a result, will not take place concurrently with the initial public offering. The Company has revised the Registration Statement on page 49 to include a pro forma table of contractual obligations that will, in a future amendment, disclose the Company’s debt and obligations immediately after this stock offering, as well as the increase in the Ryerson Credit Facility that will occur as a result of the payment of the termination fee to Platinum in connection with terminating the Services Agreement, once those amounts are determined.

Business, page 57

Broad-Based Product, page 60

22.	Comment: Please clarify what is meant by “driving value-based pricing.” Strong Relationships with Suppliers, page 60.

Response: The Company has revised the Registration Statement on pages 6 and 60 to comply with the Staff’s comment.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

Strong Relationships with Suppliers, page 60

23.	Comment: Either revise to state as a belief the last sentence in that paragraph or provide us supplemental support for that statement.

Response: The Company has revised the Registration Statement on pages 7 and 61 to comply with the Staff’s comment.

Pursue Profitable Growth, page 61

24.	Comment: Please balance the disclosure in the last paragraph that you have no current plans for additional acquisitions or advise.

Response: As disclosed on pages 9 and 62 of the Registration Statement, the Company regularly evaluates potential acquisitions that will complement its customer base and product offerings. The Company respectfully advises the Staff that it will act opportunistically in connection with its identification of any suitable acquisitions and it is continuously reviewing such opportunities for potential synergies. As of the date of this Amendment, the Company does not have any material acquisitions pending or, as of yet, identified.

Sales and Marketing, page 69

25.	Comment: Please revise the second sentence in this section to clarify that it is your belief that your field sales force “has extensive product and customer knowledge.”

Response: The Company has revised the Registration Statement on page 71 to comply with the Staff’s comment.

Principal and Selling Stockholders, page 91

26.	Comment: Please update the chart as to the most recent practicable date.

Response: The Company has revised the Registration Statement on page 94 to comply with the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

27.	Comment: We note from your response to our prior comment two, that you will remove the restrictive legend included on the bottom of the report of the independent registered public accounting firm immediately prior to the planned effectiveness of the Company’s Form S-1 registration statement. Please revise accordingly. The consent of the independent registered accountant should be similarly revised.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

Response: The Company will remove the restrictive legend included on both the report and the consent of its independent registered public accounting firm immediately prior to the planned effectiveness of the Registration Statement.

Balance Sheet, page F-5

28.	Comment: We note from the disclosure included in Note 20 that JT Ryerson’s Board of Directors approved the termination of the corporate advisory services agreement with Platinum Advisors, an affiliate of the Company’s principal shareholder, which is contingent on the closing of the Company’s public offering. We also note that JT Ryerson will pay Platinum Advisors a fee for terminating this agreement. Since it appears the termination of this agreement and the payment of the related fee are directly attributable to the Company’s planned public offering, please revise to include a pro forma balance sheet alongside the Company’s historical balance sheet as of the latest balance sheet date presented giving effect to the payment of this termination fee. In this regard we note that previous amendments had included a pro forma balance sheet alongside the interim balance sheet as of March 31, 2011, however upon updating the financial statements for the year ended December 31, 2011, the pro forma column no longer appears on the face of the historical balance sheet. Please revise accordingly. In addition, as previously requested, please revise Note 20 to explain the Company’s planned accounting treatment for the termination fee to be paid to Platinum Advisors.

Response: The Company has revised the Registration Statement on page F-6 to include a pro forma balance sheet alongside the Company’s latest historical balance sheet giving effect to the payment of the termination fee. The Company has also revised the Registration Statement on pages 50 and F-40 to include disclosure of the Company’s planned accounting treatment of the termination fee to be paid to Platinum Advisors.

Notes to the Financial Statements, page F-7 Note 9. Debt, page F-19

29.

Comment: We note your disclosure that the terms of the Ryerson Notes restrict Ryerson from paying dividends to Ryerson Holding. We further note that you have included Schedule I Parent Company condensed financial information in your filing, which is required to be filed when the restricted net assets of the consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. In light of the fact that it appears that the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, please revise the notes to the financial statements to include the amounts of such

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. See Rule 4-08(e)(3) of Regulation S-X.

Response: The Company has revised the Registration Statement on page F-22 to include the amount of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of December 31, 2012.

Note 17. Derivatives and Fair Value Measurements, page F-33

30.	Comment: We note your disclosure of the table presenting assets and liabilities measured and recorded at fair value on a non-recurring basis. Please revise to include the fair value disclosures relating to the goodwill which was subject to impairment and remeasured to fair value in the year ended December 31, 2011. See guidance in ASC 820-10-50-5.

Response: As disclosed on page F-18, the Company recorded a goodwill impairment charge of $1.5 million related to the impairment of one of its reporting units. This reporting unit had no remaining goodwill balance after the impairment charge was recorded and, as a result, there is no amount to disclose as being recorded at fair value on a non-recurring basis at December 31, 2011. The other reporting units’ fair values exceeded their estimated carrying value and, accordingly, were not impaired. The goodwill balances for these reporting units continue to be recorded at their historical cost.

Note 20. Subsequent Events, page F-41

31.	Comment: As previously requested, please revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively once the date and terms of the stock split have been determined. Please make these revisions in a future amendment to the registration statement.

Response: The Company will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively in a future amendment to the Registration Statement once the date and terms of the stock split have been determined.

Exhibit 23.1 Consent of Ernst & Young

32.	Comment: Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

March 22, 2013

Response: The Company has revised Exhibit 23.1 to the Registration Statement in order to comply with the Staff’s comment and will similarly comply in any future amendments to the Registration Statement.

Other

33.	Comment: Please revise your Form S-1 registration statement to update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Company has revised the Registration Statement to update the financial statements and related disclosures for fiscal year 2012 and will continue to update the financial statements and related disclosures as necessary to comply with Rule 3-12 of Regulation S-X.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8103 with any further questions or comments.

Very truly yours,

/s/ Jared Nicholson

Jared Nicholson

Enclosures

cc:	Michael C. Arnold, Chief Executive Officer and President

Cristopher Greer, Esq.